Exhibit 99.1

Check-Cap Appoints Dr. Hanit Brenner-Lavie as Vice President of Clinical Affairs

ISFIYA, Israel, September 1, 2021 - Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only patient-friendly, preparation-free screening test to detect polyps before they may transform into colorectal cancer (CRC), today announced the appointment of Dr. Hanit Brenner-Lavie as Vice President of Clinical Affairs. Dr. Brenner-Lavie will be responsible for leading the Company’s overall clinical strategy and implementation as well as driving the Company’s clinical direction, including innovation.

“Dr. Brenner-Lavie has a proven track record of clinical strategy development, successful management of clinical trials, engagement with key opinion leaders and study sites as well as FDA submissions.  Dr. Brenner-Lavie has extensively collaborated with research and development in addition to marketing and sales functions during the product development process,” said Alex Ovadia, Chief Executive Officer of Check-Cap. “We are delighted to welcome Dr. Brenner-Lavie to the team and to leverage her extensive experience as we prepare for the final stages of C-Scan’s clinical development in the U.S.”

Dr. Brenner-Lavie commented, “I am excited to join Check-Cap during this crucial time. Throughout my career, I have focused on the clinical development of user-friendly medical devices that improve a patients’ quality of life. I believe the disruptive approach and technology of C-Scan, and the positive results of the clinical studies published to date, make it a highly promising solution for both physicians and patients in the current colorectal screening landscape. Given that more than a third of the average screening population avoids colonoscopy in the U.S., I believe that these individuals could benefit from a prep-less, non-invasive and patient-friendly screening alternative that can keep them healthy by detecting polyps before they turn into cancer.”

Dr. Brenner-Lavie brings more than 15 years of experience in global clinical and regulatory affairs, including experience within the medical devices industry. Most recently, Dr. Brenner-Lavie was the Vice President of Clinical Affairs at Alma Lasers, a global company developing medical technology for the surgical and medical markets, where she led the successful introduction of innovative medical devices utilizing laser, ultrasound and radio frequency (RF) technologies to address various medical indications. Previously, Dr. Brenner-Lavie held the position of Clinical Director at Lumenis Ltd., a leader in lasers and light-based technological solutions for medical and aesthetic treatments, and Clinical Research Manager at Syneron Ltd. (today Candela Medical), a global leader in aesthetic medical devices. Dr. Brenner-Lavie holds a Ph.D. in Medical Sciences from the Technion - Israel Institute of Technology and an M.Sc. degree in Medical Sciences from the Hebrew University of Jerusalem.

Dr. Brenner-Lavie will assume all clinical development affairs leadership responsibilities from Dr. Vardit Segal, who served as Vice President of Clinical Affairs of Check-Cap since 2019.

Mr. Ovadia added, “We would like to thank Dr. Segal for her significant contributions to the C-Scan development program and wish her well in her next endeavors.”

About Check-Cap
Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon as it travels naturally along the gastrointestinal tract. C-Scan is non-invasive and requires no sedation. Unlike other capsule technologies, it requires no bowel preparation, allowing the patients to continue their daily routine with no interruption. C-Scan is not intended to replace colonoscopy. A positive C-Scan result should be followed by colonoscopy.

Legal Notice Regarding Forward-Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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Irina Koffler
LifeSci Advisors, LLC
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ikoffler@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979

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